January 13, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Quinhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Item 4.02 Form 8-K Filed on December 12, 2024
           File No. 001-41450
Dear Eve Chan:

       We have reviewed your January 2, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 18, 2024 letter.

Item 4.02 Form 8-K Filed on December 12, 2024
General

1. You state in your response to prior comment 1, the audit committee reached its final determination on December 10, 2024, that the March 31, 2024 financial statements could no longer be relied after the audit committee and its advisors had fully evaluated all relevant facts and circumstances and addressed all related Commission comments.
       The restatement of the March 31, 2024 financial statements was not the result of the
       Staff's comments. Regardless, considering you restated the financial statements in the March 31, 2024 Form 10-Q on September 12, 2024 to correct material errors, it remains unclear why management was unable to conclude that those financials statements could not longer be relied upon at the time the Form 10-Q/A was filed.
       Please further explain or revise your Form 8-K accordingly.
 January 13, 2025
Page 2

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Lai